June 10, 2016

VIA EDGAR

Jay Williamson

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	Registration Statement on Form N-14 filed by Western Asset Global High Income Fund Inc., File Nos. 811-21337 and 333-209666

Dear Mr. Williamson:

On behalf of Western Asset Global High Income Fund Inc. (the “Fund”), we are providing the following response to a comment received by telephone from the staff of the Commission (the “Staff”) on June 9, 2016 to the Fund’s Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above referenced Registration Statement on Form N-14 originally filed with the Securities and Exchange Commission on February 23, 2016, pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended. For convenience of reference, the comments of the Staff have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2.

Exhibit Comment

1.	Please revise Exhibit 11 (Opinion and Consent of Foley & Lardner LLP as to the legality of the securities being registered) to remove the assumption that “The number of the Shares to be issued pursuant to the Reorganization Agreement at closing plus the number of shares of Common Stock issued and outstanding immediately prior to such issuance of the Shares will not exceed the number of shares of Common Stock then authorized to be issued under the Charter.” In addition, please undertake to refile a revised opinion in a post-effective amendment upon the completion of the merger of Western Asset Global Partners Income Fund Inc. with and into the Fund (the “Merger”).

In response to the Staff’s comment, the Fund undertakes to file an opinion that removes the aforementioned assumption in a post-effective amendment upon the completion of the Merger.

In addition, in connection with the above-referenced filing, the Fund hereby acknowledges that:

1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

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